

September 22, 2010

Mr. Timothy B. Goodell, Esq.
Senior Vice President and General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

> **Re:** **Hess Corporation**
> **Registration Statement on Form S-4**
> **Filed August 23, 2010**
> **File No. 333-169009**

Dear Mr. Goodell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Notice of Special Meeting of Stockholders

1. Expand the disclosure regarding the voting and lockup agreements to briefly address the fact that those individuals have financial interests that differ from those of other shareholders.

Litigation Related to the Merger, page 9

2. Please supplementally provide us with copies of material public documents related to the lawsuits referenced in this section.

Background of the Merger, page 28

3.   Address in more detail why AOG felt that it was more appropriate to seek a strategic
        partner rather than secure third party financing, such as from a bank. Discuss what steps
        you took to obtain such financing.

4.   There is no discussion of the special dividend in this section until page 33 although it
        appears that this emerged earlier in the discussions. Expand your disclosure to clarify
        when and why this feature arose. Expand your discussion to also address the role that it
        played in the final merger terms and the consideration given by both the Board and Tudor
        Pickering to this aspect.

5.   With a view towards disclosure, tell us the identity of the investment banker engaged
        during the discussions with Company A.

6.   Explain how it came to pass that Mr. Pharr came to contact Mr. O'Brien on October 6,
        2009. Was this based on prior interactions between the companies, the use of a third
        party intermediary, etc.?

7.   Likewise, address how the contacts with eleven other companies were initiated during the
        fourth quarter of 2009.

8.   In the first full paragraph on page 32, clarify whether the two companies cited were part
        of the eleven companies address earlier in this section. If not, explain how AOG came
        into contact and discussions with those two companies.

9.   In that same paragraph, indicate the per share value represented by Hess' offer of
        8,600,000 shares.

10.   Summarize the contents of the draft disclosure letter delivered on July 24, 2009.

11.   In the carryover paragraph at the bottom of page 34, identify American's outside counsel.
        Summarize the content of its discussion with the American Board regarding the "legal
        standards applicable to its decision to approve the agreement."

Summary of Tudor Pickering's Analysis, page 43

12.   In several of the analyses, the presentation references a total consideration of $519.57.
        Clarify in each section how this pertains to the .1373 shares of Hess being received by the
        American shareholders.

Undertakings, page II-2

13.   Please include all undertakings required by Item 512 of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (212) 354-8113
        Kevin Keogh, Esq.
        Gregory Pryor, Esq.
        White & Case LLP